Exhibit 99.2

Borr Drilling Limited Announces First Quarter 2024 Results

Hamilton, Bermuda, May 23, 2024: Borr Drilling Limited (“Borr”, “Borr Drilling” or the “Company”) announces unaudited  results for the three months ended March 31, 2024.

Highlights

•	Total operating revenues of $234.0 million, an increase of $13.4 million or 6% compared to the fourth quarter of 2023
•	Net income of $14.4 million, a decrease of $14.0 million compared to the fourth quarter of 2023
•	Adjusted EBITDA[1] of $116.8 million, an increase of $5.3 million or 5% compared to the fourth quarter of 2023
•	Raised $200 million of additional principal amount of debt under the 2028 Senior Secured Notes
•
Year to date of report, the Company has been awarded eleven new contract commitments, representing 1,743 days and $318 million of potential contract revenue, including five new contract commitments signed after the end of the first quarter of 2024.

•	On May 22, 2024, the Board declared an increase in cash dividend to $0.10 per share for the first quarter of 2024 to be paid on or about June 17, 2024.

CEO, Patrick Schorn commented:

"The first quarter results have been strong, driven by solid operational performance with technical utilization coming in at 99.0% and economic utilization at 98.6%, keeping us right on track to meet our annual plan. We finished the quarter with all 22 delivered rigs operating, however after the close of the quarter, the contract for one of our rigs, “Arabia I” in Saudi Arabia, was suspended. The rig had excellent operational performance, and based on current customer discussions we are optimistic it will be re-contracted before the end of Q3.

On the contracting front, we continue to deliver strong results, securing $318 million in revenue backlog year to date, translating to an average day rate of approximately $183,000. Notably, in the second quarter, we achieved our first-ever contract exceeding $200,000 per day on a clean day rate basis. This milestone not only underscores the premium quality and operational excellence of our fleet, but it is a positive confirmation of our views of a well-balanced market despite the recent developments in Saudi Arabia.

Given the high utilization of our rigs and limited near term availability, we are working closely with our customers to optimize the deployment of our fleet to best serve their requirements. As such, it is our expectation that the newbuild rig “Vali”, to be delivered from the shipyard by the end of 2024, will immediately join the operational fleet to cover this work scope.

On the back of the strong operational performance and the positive market outlook, the board has approved an increase of the quarterly dividend to $0.10 per share. This doubling of dividend versus the previous quarter is in line with our stated ambition of progressively increasing dividend in-line with our earnings projections. Additionally, we reiterate our full year Adjusted EBITDA guidance range for 2024 of $500 to $550 million."

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net income/(loss) adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net and income tax expense. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net income/(loss), please see the last page of this report.

Management Discussion and Analysis

The discussion below compares the unaudited results for the first quarter of 2024 to the unaudited results of the fourth quarter of 2023.

In $ million	Q1 2024	Q4 2023	Change ($)	Change (%)
Total operating revenues	234.0	220.6	13.4	6%
Total operating expenses	(149.2)	(140.1)	(9.1)	6%
Operating income	85.0	80.7	4.3	5%
Income before income taxes	32.6	19.1	13.5	71%
Net income	14.4	28.4	(14.0)	(49)%
Adjusted EBITDA	116.8	111.5	5.3	5%

Cash and cash equivalents	282.7	102.5	180.2	176%
Total equity	989.6	984.0	5.6	1%

Three months ended March 31, 2024 compared to three months ended December 31, 2023

Total operating revenues were $234.0 million for the first quarter of 2024, an increase of $13.4 million compared to the fourth quarter of 2023. Total operating revenues consisted of $198.3 million in dayrate revenues, $24.4 million in related party revenue and $11.3 million in bareboat charter revenue. Dayrate revenues increased by $13.5 million primarily due to an increase in the number of operating days for the jack-up rigs "Gerd" and "Hild", which commenced contracts in the fourth quarter of 2023. Related party revenue from the Company's Joint Ventures ("JVs") in Mexico decreased by $11.4 million quarter on quarter primarily due to changes to our operating structure in Mexico for jack-up rigs "Grid" and "Gersemi", which resulted in the first time recognition of Bareboat charter revenue of $11.3 million. Included in total operating revenues for the first quarter of 2024 is $12.4 million in reimbursable revenues.

Total operating expenses for the first quarter of 2024 were $149.2 million, an increase of $9.1 million compared to the fourth quarter of 2023. The overall increase includes a $5.5 million increase in operating and maintenance expenses, primarily due to higher number of operating days during the quarter for the jack-up rigs "Gerd" and "Hild", as well as a $2.6 million increase in G&A expenses. Included in rig operating and maintenance expenses for the first quarter of 2024 is $7.2 million in reimbursable expenses.

Net income for the first quarter of 2024 was $14.4 million, a decrease of $14.0 million compared to the fourth quarter of 2023.

Adjusted EBITDA for the first quarter of 2024 was $116.8 million, an increase of $5.3 million or 5% compared to the fourth quarter of 2023.

During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs, as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.

Liquidity and Cash Flows

The Company's cash and cash equivalents as of March 31, 2024 were $282.7 million, compared to $102.5 million as of December 31, 2023. In addition, the Company has a Revolving Credit Facility agreement of $180 million, including $30 million of guarantee facility; the $150 million net of the guarantee facility was undrawn at  March 31, 2024, giving total liquidity of $432.7 million.

Net cash provided by operating activities was $23.9 million, which includes $6.3 million of cash interest paid and $12.8 million of income taxes paid. Cash provided by operating activities in the quarter was impacted by working capital build due to late invoicing for certain contracts, including invoicing for mobilisation fees at the start up of a contract, leading to an increase in accrued revenues.

Net cash used in investing activities was $18.7 million. This includes $15.2 million used on jack-up additions, consisting of activation costs incurred in 2023 but with cash payments made in the first quarter of 2024, costs for special periodic surveys ("SPS") and fleet spares, and $3.3 million used on newbuilding additions relating to the activation costs for "Vali" and "Var".

Net cash provided by financing activities was $175.2 million, primarily as a result of net proceeds from the issuance of additional senior secured notes due in 2028 of $208.3 million and proceeds from the exercise of share options of $1.3 million, offset by $23.8 million used for the payment of cash distributions to shareholders and $10.6 million used for the repurchase of our convertible bonds.

Financing and corporate developments

As of March 31, 2024, we had principal debt outstanding of $1,979.4 million, consisting of $1,225.0 million of aggregate principal amount of senior secured notes due in 2028, $515.0 million aggregate principal amounts of senior secured notes due in 2030 and $239.4 million principal amount of unsecured Convertible Bonds.

Additional senior secured notes issued

On March 12, 2024, the Company issued an additional $200 million of senior secured notes due 2028 ("the Additional 2028 Notes") on the same terms and conditions as the 2028 Notes raised in November 2023. The Additional 2028 Notes attracted strong investor interest and were issued at a price of 102.50% of par and included accrued interest, raising gross proceeds of $211.9 million.

The proceeds from the Additional 2028 Notes will be used for general corporate purposes, which may include, among other things, capital expenditures, including delivery costs for "Vali" and "Var", costs in connection with activations of these rigs, optimization of the shipyard newbuild financing currently in place and select asset additions, or funding of our working capital.

Equity

The Company's issued share capital is $26,408,039.10 divided into 264,080,391 shares with a par value of $0.10 per share. This includes 25,000,000 shares which the Company has made available pursuant to a share lending agreement ("SLA") for the purposes of facilitating investors’ hedging activities in connection with the $250 million Convertible Bonds issued in February 2023. The loan shares will be cancelled upon redelivery, whether at repayment of the Convertible Bonds or decrease in the demand for hedging shares for other reasons, or expiry of the SLA. The number of shares outstanding excluding the loan shares is 239,080,391.

The Company’s authorized share capital is $31,500,000.00 divided into 315,000,000 shares of $0.10 par value each.

Dividend information:

For the first quarter of 2024, the Board has approved a cash dividend of $0.10 per share, payable to shareholders of record on June 3, 2024. The ex-dividend date on Oslo Stock Exchange is expected to be May 31, 2024 and 3 June, 2024 on New York Stock Exchange. The dividend is scheduled to be paid on or about June 17, 2024 (distributions payable on shares registered with Euronext VPS (Oslo Stock Exchange) are expected to be paid on or about June 20, 2024).

Mexican Operations

Effective January 1, 2024, the Company made amendments to the contract structure with its JVs in Mexico, executing new bareboat charter agreements for the "Grid" and "Gersemi". The updated contracts have a fixed operating cost element, making the bareboat charter rates fixed, versus the previous contracts pursuant to which the Company was exposed to fluctuations in operating costs. As a result of the new contracts, the Company no longer recognizes related party revenue for these two rigs and instead recognizes bareboat charter revenue. The fixed bareboat rate was derived from the economics of the original contracts, applying a fixed operating cost; the Company anticipates similar economics from the Mexico bareboat contracts going forward, although with the certainty of no operating cost fluctuations.

Additionally, effective April 1, 2024, we entered into similar arrangements for the other three jack-up rigs "Galar", "Njord" and "Odin".

Effective April 1, 2024, a wholly owned subsidiary of the Company entered into new Drilling, Operation and Management Agreements ("DO&M Agreements") to provide drilling, operations and management services for these three jack-up rigs. These DO&M Agreements are based on a cost-plus pricing model and remain in effect until December 31, 2025. Perfomex will continue providing DO&M services for the rigs "Grid" and "Gersemi".

Starting from the second quarter of 2024, all of our five rigs operating on bareboat contracts in Mexico will be reporting bareboat charter revenue, as opposed to related party revenues. The bareboat charter agreements remain in effect until December 31, 2025, and  Pemex remains the ultimate end customer.

Fleet, Operations and Contracts

The Company's current delivered fleet consists of 22 modern jack-up rigs all built after 2010, with two additional rigs "Vali" (previously named "Vale") and "Var" under construction at Seatrium.

Since the publication of our fourth quarter 2023 report, the Company secured new contracts, extensions, LOAs for its rigs “Thor”, “Prospector 1”, “Gunnlod”, “Norve”, “Groa” and two further rigs yet to be determined resulting in all of the Company's 22 delivered rigs being contracted or committed: one in the North Sea, five in the Middle East, three in West Africa, six in Southeast Asia and seven in Mexico.

Subsequent to the end of the first quarter, the contract for the rig "Arabia I" has been suspended by Aramco for a period of up to 12 months. While the rig remains on contract, it is not entitled to any revenues during such period. The Company is currently evaluating other employment opportunities for the rig and remains confident that it will be re-contracted during the third quarter of 2024.

In 2024, the Company has been awarded eleven new contract commitments, representing 1,743 days and $318 million of potential contract revenue. The Company's total contract revenue backlog at March 31, 2024 was $1.66 billion and is $1.72 billion as of the date of this report (including contracts through our Mexico JVs on a 100% dayrate basis and mobilization revenues but excluding unexercised options).

For more details on our rig contracting, please refer to our Fleet Status report issued in connection with this report.

The technical utilization for our working rigs was 99.0% in the first quarter of 2024, and the economic utilization was 98.6%.

Market

According to Petrodata by S&P Global, the marketed utilization for jack-up rigs globally stood at 93.6% in March 2024, an increase of one percentage point from March 2023, and currently stands at 93% as of May 2024.

The marketed utilization for the modern jack-up fleet (rigs built after year 2000) has increased by one percentage point during the last twelve months to 95.4% at the end of March 2024, and currently stands at 94.7%.  Based on the future demand visibility, we forecast that incremental demand for modern jack-ups will continue to increase and offset any excess supply that may result from the recent Aramco suspensions.

Currently, there are 309 modern jack-ups contracted, representing an increase of approximately 72 units as compared to the lows in late 2020.

As of the date of this release, 15 newbuild rigs remain under construction, of which one is already contracted, leaving a total of 14 available at the yards (including "Vali" and "Var", which we have agreed to acquire). These newbuild rigs under construction represent less than 4% of the global marketed jack-up fleet. We anticipate that few of the rigs under construction will be able to enter the marketed fleet in the near future due to several being in early stages of completion and increasing supply chain issues.

Risks and uncertainties 2

Borr is exposed to a number of risks related to the Company’s operations and the industry in which the Company operates and the Company’s financial position.

In the first quarter of 2024, energy commodity prices remained relatively stable compared to the fourth quarter of 2023. Brent oil prices in the first quarter of 2024 averaged approximately $83 per barrel compared to approximately $84 per barrel in the fourth quarter of 2023. Despite the turbulent global macroeconomic environment, the global demand for offshore drilling services, including jack-up rigs, remains strong, however, uncertainty still persists in the market. Oil benchmark prices are expected to remain volatile given the current global economic uncertainty and geopolitical events affecting supply and demand. In addition, the geopolitical unrest and any expansion of conflict in the Middle East may result in oil supply disruptions and cause further volatility in commodity prices. Therefore, we remain subject to risks relating to the volatility of our industry and the risk that demand and day rates could decline, including as a result of inflation impacting many major economies and global economic uncertainty.

2 This Risks and uncertainties section is not a complete discussion of the risks the Company faces. See “Risk Factors” in the Company’s most recent Annual Report Form 20-F; this discussion does not and does not purport to update that section of the annual report.

Our business may experience supply chain constraints and inflationary pressure, which may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to operate rigs. Demand for jack-up rigs may not continue to increase or even remain at current levels, and may decline. In April 2024, we received a notice of temporary suspension of operations for the rig “Arabia I” operating in Saudi Arabia for a period of up to 12 months, which commenced in the second quarter of 2024. We intend to seek alternative engagement for the rig while on suspension. Any decline in demand for services of jack-up rigs could have a negative effect on the Company.

We have improved our liquidity and debt maturity profile through our $1,540 million aggregate principal amount of senior secured notes due 2028 and 2030, our private placement of shares in Norway of NOK equivalent to gross proceeds of $50 million, each in the fourth quarter of 2023 and our issuance of $200 million aggregate principal amount of additional senior secured notes due 2028, in the first quarter of 2024.

Our secured notes mature in 2028 and 2030 and our Convertible Bonds fall due in 2028. We have two newbuild rigs on order and the delivery financing of $260 million in the aggregate for those rigs will fall due four years from delivery, with the shipyard lender having the right to require payment in full after three years.

We remain subject to risks relating to our indebtedness, including risks relating to our ability to meet the financial covenants in our revolving credit facility, risks relating to the interest and other payments due on our secured and convertible notes, including amortization and cash sweep requirements under our secured notes and other risks relating to our significant levels of indebtedness including the risk that we may not be able to refinance our debt as it matures.

Forward looking statements

This announcement and related discussions include forward looking statements made under the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding industry trends and market outlook, including expected trends and supply demand expectations and activity levels in the jack-up rig and oil industry, expected impact of statements by Saudi Aramco, expected Adjusted EBITDA for 2024, contract backlog, contract extensions, options, LOIs and LOAs, contract coverage for 2024 and expectation to contract the rig whose contract has been suspended, expected changes to the economics of our contracts, and potential revenue, focus on return to shareholders, including rates that may be achieved, expected trends in dayrates, market conditions, statements about dividends and share buybacks, statements about expected delivery of the newbuilding rigs “Vali” and “Var”, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements made under “Market” and "Risk and uncertainties" above, statements about our financing strategy and evaluation of options to improve our capital structure, the optimization of our liquidity and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, financial results or position, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business, the risk that our actual results of operations in future periods may differ materially from the expected results or guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that contract backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected dates of operation and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to customer demand and contracting activity and suspension of operations, risks relating to our liquidity and cash flows, risks relating to our indebtedness including risks relating to our ability to repay or refinance our debt at maturity, including our notes maturing in 2028 and 2030, our Convertible Bonds due 2028, and debt under our revolving credit facility and shipyard financing available for the newbuild rigs “Vali” and “Var” and risks relating to our other payment obligations on these debt instruments including interest, amortization and cash sweeps, risks relating to our ability to comply with covenants under our super senior revolving credit facility and other debt instruments and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to pay dividends and repurchase shares including the risk that we may not have available liquidity or distributable reserves or the ability under our debt instruments to pay such dividends, or repurchase shares and the risk that we may not complete share repurchase programs in full, and risks relating to the amount and timing of any dividends we declare, risks relating to future financings including the risk that future financings may not be completed when required, risk relating to our newbuild purchase and financing agreements, risks relating to our financing strategy, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate-change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to military actions including in Ukraine and the Middle East and their impact on our business and industry, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker "BORR". The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

May 23, 2024

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Questions should be directed to:
Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATION

Set forth below is a reconciliation of the Company's Net Income to Adjusted EBITDA.

(in US$ millions)	Q1 2024	Q4 2023
Net income	14.4	28.4
Depreciation of non-current assets	31.8	30.8
Income from equity method investments	(5.4)	2.5
Total financial expense, net	57.8	59.1
Income tax (credit)/expense	18.2	(9.3)
Adjusted EBITDA	116.8	111.5

During the three months ended March 31, 2024, the Company changed its definition of Adjusted EBITDA to exclude the adjustment for amortization of deferred mobilization and contract preparation costs as well as the adjustment for amortization of deferred mobilization, demobilization and other revenue. We believe that this change will enable us to be more closely aligned with the calculation methodology used by many of our industry peers. Adjusted EBITDA for all periods presented, including the comparative period, has been updated to reflect this change.

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Operating revenues
Dayrate revenue	198.3	141.7
Related party revenue	24.4	30.3
Bareboat charter revenue	11.3	—
Total operating revenues	234.0	172.0

Gain on disposals	0.2	0.1

Operating expenses
Rig operating and maintenance expenses	(104.0)	(85.5)
Depreciation of non-current assets	(31.8)	(28.2)
General and administrative expenses	(13.4)	(12.4)
Total operating expenses	(149.2)	(126.1)

Operating income	85.0	46.0

Income from equity method investments	5.4	2.4

Financial income (expenses), net
Interest income	1.4	2.4
Interest expense	(49.0)	(38.6)
Other financial expenses, net	(10.2)	(4.3)
Total financial expenses, net	(57.8)	(40.5)

Income before income taxes	32.6	7.9
Income tax expense	(18.2)	(15.3)
Net income / (loss) attributable to shareholders of Borr Drilling Limited	14.4	(7.4)
Total comprehensive income / (loss) attributable to shareholders of Borr Drilling Limited	14.4	(7.4)

Basic income / (loss) per share	0.06	(0.03)
Diluted income / (loss) per share	0.06	(0.03)
Weighted-average shares outstanding - basic	252,718,525	234,781,420
Weighted-average shares outstanding - diluted	256,565,237	234,781,420

Borr Drilling Limited
Unaudited Condensed Consolidated Balance Sheets
(In $ millions)

	March 31, 2024	December 31, 2023
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	282.7	102.5
Restricted cash	0.3	0.1
Trade receivables, net	61.3	56.2
Prepaid expenses	15.5	11.0
Deferred mobilization and contract preparation costs	38.9	39.4
Accrued revenue	108.6	73.7
Due from related parties	98.2	95.0
Other current assets	28.5	32.0
Total current assets	634.0	409.9

Non-current assets
Property, plant and equipment	3.4	3.5
Newbuildings	12.9	5.4
Jack-up drilling rigs, net	2,556.9	2,578.3
Equity method investments	21.1	15.7
Other non-current assets	60.8	67.3
Total non-current assets	2,655.1	2,670.2
Total assets	3,289.1	3,080.1

LIABILITIES AND EQUITY
Current liabilities
Trade payables	39.0	35.5
Accrued expenses	66.8	77.0
Short-term accrued interest and other items	84.3	42.3
Short-term debt	97.8	82.9
Short-term deferred mobilization, demobilization and other revenue	56.1	59.5
Other current liabilities	52.2	63.2
Total current liabilities	396.2	360.4

Non-current liabilities
Long-term debt	1,799.0	1,618.8
Long-term deferred mobilization, demobilization and other revenue	44.3	56.6
Other non-current liabilities	5.5	5.8
Onerous contracts	54.5	54.5
Total non-current liabilities	1,903.3	1,735.7
Total liabilities	2,299.5	2,096.1

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 315,000,000 (2023:315,000,000) shares, issued 264,080,391 (2023: 264,080,391) shares and outstanding 252,996,439 (2023: 252,582,036) shares	26.5	26.5
Treasury shares	(8.8)	(8.9)
Additional paid in capital	340.2	337.2
Contributed surplus	1,976.2	1,988.1
Accumulated deficit	(1,344.5)	(1,358.9)
Total equity	989.6	984.0
Total liabilities and equity	3,289.1	3,080.1

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Cash Flows
(In $ millions)

	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash flows from operating activities
Net income / (loss)	14.4	(7.4)
Adjustments to reconcile net income / (loss) to net cash provided by / (used in) operating activities:
Non-cash compensation expense related to stock based employee and directors' compensation	1.8	1.3
Depreciation of non-current assets	31.8	28.2
Amortization of deferred mobilization and contract preparation costs	14.7	13.6
Amortization of deferred mobilization, demobilization and other revenue	(26.2)	(15.4)
Gain on disposal of assets	(0.2)	(0.1)
Amortization of debt discount	1.7	—
Amortization of debt premium	(0.1)	—
Amortization of deferred finance charges	2.7	1.8
Effective interest rate adjustments	—	(1.7)
Income from equity method investments	(5.4)	(2.4)
Deferred income tax	(3.1)	(0.1)
Change in assets and liabilities:
Amounts due to/from related parties	(3.2)	(6.6)
Accrued expenses	(9.3)	(1.7)
Accrued interest	35.1	14.5
Other current and non-current assets	(45.8)	(18.3)
Other current and non-current liabilities	15.0	(13.9)
Net cash provided by / (used in) operating activities	23.9	(8.2)

Cash flows from investing activities
Purchase of property, plant and equipment	(0.2)	(0.2)
Additions to newbuildings	(3.3)	—
Additions to jack-up drilling rigs	(15.2)	(28.8)
Net cash used in investing activities	(18.7)	(29.0)

Cash flows from financing activities
Repayment of debt	(10.6)	(213.9)
Cash dividends paid	(23.8)	—
Debt proceeds, gross of premium / (net of discount) and issuance costs	208.3	391.3
Proceeds from exercise of share options	1.3	—
Net cash provided by financing activities	175.2	177.4

Net increase in cash, cash equivalents and restricted cash	180.4	140.2
Cash, cash equivalents and restricted cash at the beginning of the period	102.6	118.5
Cash, cash equivalents and restricted cash at the end of the period	283.0	258.7

Supplementary disclosure of cash flow information
Interest paid	(6.3)	(29.5)
Income taxes paid	(12.8)	(10.0)

(In $ millions)	March 31, 2024	December 31, 2023
Cash and cash equivalents	282.7	102.5
Restricted cash	0.3	0.1
Total cash and cash equivalents and restricted cash	283.0	102.6

Borr Drilling Limited
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2022	228,948,087	23.0	(9.8)	2,265.6	—	(1,381.0)	897.8
Issue of common shares	15,000,000	2.5	(1.0)	—	—	—	1.5
Convertible debt issuance cost	—	—	—	10.9		—	10.9
Share-based compensation	—	—	—	1.3	—	—	1.3
Total comprehensive loss	—	—	—	—	—	(7.4)	(7.4)
Balance as at March 31, 2023	243,948,087	25.5	(10.8)	2,277.8	—	(1,388.4)	904.1

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as at December 31, 2023	252,582,036	26.5	(8.9)	337.2	1,988.1	(1,358.9)	984.0
Issue of common shares	3,067	—	—	—	—	—	—
Share based compensation	411,336	—	0.1	3.0	—	—	3.1
Distribution to shareholders	—	—	—	—	(11.9)	—	(11.9)
Total comprehensive loss	—	—	—	—	—	14.4	14.4
Balance as at March 31, 2024	252,996,439	26.5	(8.8)	340.2	1,976.2	(1,344.5)	989.6